# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001909404

## Reporting persons
- Evergreen Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 27,746; shared voting power 0; sole dispositive power 27,746; shared dispositive power 0; aggregate amount beneficially owned 27,746 (4.9% of the class)

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia 14561 Athens, Greece

## Item 2. Person Filing
Name of person filing: Evergreen Capital Management LLC
Address of principal business office or, if none, residence: 156 W. Saddle River Road, Saddle River, New Jersey 07458
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 2 to the Statement on Schedule 13G (this "Amendment No. 2") is to amend and supplement the Statement on Schedule 13G filed by the reporting person with the U.S. Securities and Exchange Commission (the "SEC") on January 8, 2026 (the "Schedule 13G"), as amended by Amendment No. 1 to Schedule 13G, filed by the reporting person with the SEC on January 14, 2026 (the "Amendment No. 1") in order to update the beneficial ownership information on the cover page and in Item 4 in the Schedule 13G and Amendment No. 1, including to indicate that the reporting person has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock, par value $0.01 per share, of the issuer (the "Common Stock") and to amend Item 5 of the Schedule 13G and Amendment No. 1 accordingly. This Amendment No. 2 constitutes an exit filing for the reporting person. The information required by this item with respect to the reporting person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment No. 2 and is incorporated herein by reference for the reporting person.

The reporting person holds Series D Warrants exercisable for up to 46,719 shares of Common Stock (the "Warrants"). The amounts in Rows (5), (7) and (9) represent Warrants to purchase up to 27,746 shares of Common Stock, and exclude 18,973 shares of Common stock which are not issuable to the reporting person due to a 4.99% beneficial ownership limitation provision in the Warrants. The percentage set forth on Row (11) of the cover page for the reporting person is based on 528,305 shares of Common Stock outstanding as of April 27, 2026, after giving effect to the issuer's 1-for-7 reverse stock split of its outstanding shares of Common Stock effected on April 27, 2026, based on the issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 27, 2026.

Jeffrey Pazdro is the Manager of the reporting person. As Such, Mr. Pazdro may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the securities described herein. To the extent Mr. Pazdro is deemed to beneficially own such securities, Mr. Pazdro disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 4.99 %
Sole power to vote or to direct the vote: 27,746
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27,746
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

## Signatures
- Evergreen Capital Management LLC: /s/ Jeffrey Pazdro, Jeffrey Pazdro, Manager (05/11/2026)